UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor

2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains King Digital Entertainment plc’s press release announcing results for the three months and full year ended December 31, 2015.

EXHIBIT INDEX

Exhibit No.	Description

99.1	King Digital Entertainment plc’s Press Release “King Reports Fourth Quarter and Full Year 2015 Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: February 11, 2016	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer